

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07003252

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Securities of Puerto Rico, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 Muñoz Rivera Ave, Lobby Level BBVA Tower
(No. and Street)

San Juan (City) Puerto Rico (State) 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosa Colon 787-777-2139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewatrehouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera Ave BBVA Tower Suite 900 (Address) Hato Rey (City) PR (State) 00918 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rafael Colón-Ascar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Securities of Puerto Rico, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Affid. No. 226

President

Title

Sworn and subscribed to before me by Rafael Colón Ascar, of legal age, married, executive, resident of San Juan, P.R., in his capacity of President of BBVA Securities of Puerto Rico, to me personally known. Today, February 28, 2007, at San Juan, P.R.

Notary Public

JUAN CARLOS BOU CARDONA ABOGADO-NOTARIO

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PRICEWATERHOUSECOOPERS

BBVA Securities of Puerto Rico, Inc.

(a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

Statement of Financial Condition
December 31, 2006



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
DIVISION OF MARKET REGULATION

PricewaterhouseCoopers LLP
254 Muñoz Rivera Avenue
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors

To the Board of Directors and Stockholder
of BBVA Securities of Puerto Rico, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BBVA Securities of Puerto Rico, Inc. (the "Company") (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2007

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 2128194 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

BBVA Securities of Puerto Rico, Inc.
(a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 3,784,415
Deposit with clearing broker - restricted	100,000
Accounts receivable, net of allowance of $25,233	68,194
Securities owned - at market value	72,745
Prepaid expenses and other assets	106,709
Employee loans	2,066,217
Property and equipment, net	137,102
Total assets	$ 6,335,382
Liabilities and Stockholder's Equity	
Liabilities - Accounts payable and accrued expenses	$ 496,198
Commitments and contingencies (Notes 5 and 11)	
Stockholder's Equity	
Common stock, $1 par value; authorized 1,000,000 shares, 805,000 shares issued and outstanding	805,000
Additional paid-in capital	6,460,000
Accumulated deficit	(1,425,816)
Total stockholder's equity	5,839,184
Total liabilities and stockholder's equity	$ 6,335,382

The accompanying notes are an integral part of these financial statements.

1. Reporting Entity

BBVA Securities of Puerto Rico, Inc. (the "Company") is a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), a Spanish bank, and was incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and financial advisory services. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company operates in the Commonwealth of Puerto Rico.

The Company is approved as a registered broker-dealer pursuant to Section 15(c) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker and dealer and as an investment advisor in accordance with the Uniform Security Act of Puerto Rico.

The Company does not carry customer accounts and is accordingly exempt from Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision K(2)(ii) of such rule.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (US GAAP) and industry practices. Following is a description of the most significant accounting policies followed by the Company:.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash equivalents include money market investments. Money market investments consist of money market funds. These investments are carried at fair value. At December 31, 2006, money market investments carried by the Company are held with Pershing LLC, the Company's clearing broker.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for proprietary securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. At December 31, 2006 there was a net receivable amount of $8,315 for proprietary securities transactions that have not reached contractual settlement date included in accounts receivable.

Securities owned are carried at market value or estimated fair value, if market value is not readily determinable. The changes in market value are reflected in the statement of operations.

Employee Loans

Employee loans are loans provided to certain employees of the Company as part of their contractual employment. These loans and interest therein are payable on a range from four to eight-year terms at each employee anniversary date. The loans accrue interest at variable rates based on LIBOR or Prime rate, as specified on the employee loan agreement. If at each employee's anniversary date, the employee is still employed by the Company, the Company is obligated to forgive to the employee an amount equal to the amount payable, including principal and interest at such date under the loan. Loan forgiveness is recognized as part of employee compensation and benefits and recognized by the Company on a ratably and systematic basis during the term of each loan. In the event that the employee leaves the Company prior to his/her last anniversary date on which the employee has the right to earn the outstanding principal amount of the loan as specified on their agreement, the employee shall be obligated to pay on the date of termination the outstanding principal amount of the loan plus all of the interest accrued on the loan.

Allowance for Bad Debts

An allowance for bad debts, including former employee loan losses, is established to provide for probable credit losses inherent in the accounts receivable, including former employee loans, as of the balance sheet date. The allowance for bad debts is established based upon management's assessment of probabilities of collection on the accounts receivable. Increases of the allowance are charged to operations.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition is made. If the sum of the future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, an impairment loss is recognized. The amount of the impairment is the excess of the carrying amount over the fair value of the asset. As of December 31, 2006, there was no indication of impairment.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as customers' securities transactions occur.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Advisory Fees
Revenues from advisory fees include fees earned from providing merger-and-acquisition and financial and restructure services. Fees are recorded at the time the services are completed and the income is reasonably determinable.

Income Taxes
The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized.

Fair Value of Financial Instruments
Assets, including cash and cash equivalents, and other receivables are carried at amounts that approximate fair value. Securities owned are valued at market using quoted market prices for actual or similar instruments. Accrued expenses, other liabilities and all payables are carried at amounts which approximate fair value. At December 31, 2006, the carrying value of employee loans approximates fair value due to the variable-rate feature of the loans.

3. Clearance Agreement

The Company has a clearing agreement (the "Agreement") with Pershing LLC. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission ("SEC"). Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company also maintains a minimum deposit requirement of $100,000 with Pershing LLC. At December 31, 2006, the Company was in compliance with this minimum deposit requirement.

4. Securities Owned

Securities owned at December 31, 2006, carried at market value, are as follows:

Reverse Convertible Notes linked to the common stock of Popular, Inc.	$	69,962
Mortgage-backed securities		2,783
Total	$	72,745

5. Related-Party Transactions

The Company receives technical, operational and consulting services from an affiliate, Banco Bilbao Vizcaya Argentaria Puerto Rico ("BBVAPR") for which it is charged a management and service fee. In addition, BBVAPR pays some expenses on behalf of the Company which are charged by BBVAPR and simultaneously reimbursed to BBVAPR by the Company. For the year ended December 31, 2006, the Company was charged $62,400 by its affiliate for these services. During the year ended December 31, 2006, the Company participated in a broker certificate of deposits transaction with BBVAPR generating fees of $315,000.

On May 1, 2005 the Company renewed and entered into two new lease agreements with BBVAPR expiring on April 30, 2010 and April 30, 2015. Under these agreements, monthly rental payments are $11,242 and $7,750, respectively. On October 31, 2006, the Company decided to cancel the lease agreement expiring on April 30, 2015. The cancellation agreement included the sale of leasehold improvements to BBVAPR amounting to $146,702, realizing a loss on the transaction of $19,993. No cancellation penalty fees were imposed by the lessor, BBVAPR. Total rent expense in connection with the fixed lease payments provided by the lease agreements amounted to $212,404.

Also, the Company has a "Lease and Relationship Agreement" (the "Agreement") with BBVAPR, for six locations of BBVAPR where the Company serves customers, which expires on March 31, 2008. The rental payments per location are equal to the higher of the following (i) a fixed quarterly rent of $600, payable in monthly instalments of $200, or (ii) a variable quarterly payment equal to certain applicable percentage of the total quarterly revenues earned. Rental payments as provided by the Agreement, for the year 2006 amounted to $55,368, which included $14,400 and $40,968 in fixed and variable rent payments, respectively. The Agreement provides for the Company to pay for certain operating expenses as a percentage of the total operating expenses incurred at the related facilities. For the year 2006 such expenses amounted to $19,629.

Future minimum lease payments under these lease agreements are as follows:

Year	
2007	$ 149,304
2008	138,504
2009	134,904
2010	44,968
Total	$ 467,680

Amount due to affiliate, included within accounts payable and accrued expenses in the statement of financial condition, includes amounts payable in connection with lease agreements as described above, which amounted to $18,488 at December 31, 2006. Amount due from affiliate included within accounts receivable in the statement of financial condition amounted to $5,518 at December 31, 2006. At December 31, 2006, the Company also had $155,494 of cash deposited with BBVAPR.

Employee loans amounted to $2,066,217 at December 31, 2006. Loan repayments forgiven during the year ended December 31, 2006 amounted to $210,448 of which $105,341 was expensed during the same year (remaining of $105,107 were expensed during the previous year). During the year ended December 31, 2006, the Company also recognized as employee compensation expense $203,078 of balances to be forgiven during 2007 at each employee's anniversary date.

Employee loan principal balances are forgiven at each employee anniversary date as follows:

Year ending December 31,	
2007	$ 336,822
2008	336,822
2009	333,575
2010	294,575
2011	274,375
Thereafter	693,126
Total	2,269,295
Less: Principal balance expensed during the year ended December 31, 2006 to be forgiven in 2007 at each employee's anniversary date	203,078
	$ 2,066,217

6. Property and Equipment

Property and equipment at December 31, 2006 consist of:

	Useful life in years	
Furniture and fixtures	10	$ 99,422
Electronic data processing equipment	3	150,246
Leasehold improvements	10	116,408
Total property and equipment		366,076
Less: accumulated depreciation and amortization		(228,974)
Property and equipment, net		$ 137,102

Depreciation and amortization expense for the year ended December 31, 2006 amounted to $56,344 and is included within occupancy in the statement of operations.

7. Employees' Savings Plan

The Company's employees participate in the BBVAPR's savings plan. This savings plan is a defined contribution plan under Section 1165(e) of the Puerto Rico Treasury Department Internal Revenue Code (the "Code"), and is offered to all regular full-time employees who have one year of service. Under the provisions of the plan, participants may contribute to the plan from one to ten percent of their compensation, as defined, and up to the maximum amount permitted by the Code. The Company matches 50% of the amount contributed by the employees up to a maximum of four

percent (4%) of the employees' annual base compensation, as defined. In addition, the Company may make annual contributions to plan based on its operating income, as defined in the plan, and these funds are deposited with the plan trust, should this additional contribution is made. The savings plan expense for the year ended December 31, 2006 amounted to $6,026.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, based on the Rule, the Company had net capital of $3,401,014 which was $3,301,014 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio at December 31, 2006 was .15 to 1.

9. Income Taxes

The maximum statutory corporate income tax rate in Puerto Rico is 41.5% for the taxable year ended December 31, 2006. At December 31, 2006, the Company has available net operating losses of approximately $1,243,000 to offset future taxable income, if any, expiring through 2013. A deferred tax asset of $484,979 was recognized at December 31, 2006 for the future tax benefits that may result from such net operating losses carryforward. As of December 31, 2006, this deferred tax asset was fully reserved. The zero provision for income taxes of the Company differs from the amount computed by applying the applicable Puerto Rico statutory rate to income before taxes as a result of the full valuation allowance established on the deferred tax asset.

10. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is with individual customers and corporations located in Puerto Rico.

At December 31, 2006, the Company had $271,735 of cash balance with Pershing LLC and $155,494 of cash balance deposited in BBVAPR. Also, the Company has a money market fund investment with Pershing LLC amounting to $3,356,986 at December 31, 2006.

11. Contingencies

In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In this situation, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.


END